SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

REGUS PLC

REGUS BUSINESS CENTRE BV

REGUS BUSINESS CENTRE CORP.

(NAME OF APPLICANTS)

3000 Hillswood Drive

Chertsey, Surrey

KT16 0RS

England

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
Convertible Unsecured Loan Stock due 2009	$

Approximate date of proposed public offering: Upon the effectiveness of the Joint Plan of Reorganization of Regus plc, Regus Business Centre BV, and Regus Business Centre Corp., presently anticipated to be on or about December 12, 2003, or as soon as possible thereafter.

CT CORPORATION SYSTEM

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(NAME AND ADDRESS OF AGENT FOR SERVICE)

With copies to:

Chris B. Laukenmann, Esq.	Mr. Tim Regan
Pillsbury Winthrop LLP	Regus plc
725 South Figueroa Street, Suite 2800	3000 Hillswood Drive
Los Angeles, California 90017	Chertsey, Surrey
(213) 488-7400	KT16 0RS
England
+44 01932 895 000

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicants.

Total Number of Pages of this Application (including Exhibits):

GENERAL

1. GENERAL INFORMATION.

(a)	Regus plc, Regus Business Centre BV, and Regus Business Centre Corp. (collectively, the “Applicants”) are corporations.

(b)	Regus plc is organized under the laws of England and Wales, Regus Business Centre BV is organized under the laws of the Netherlands, and Regus Business Centre Corp. is organized under the General Corporation Law of the State of Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE.

On January 14, 2003 (the “Petition Date”), the Applicants filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court in the Southern District of New York (the “Bankruptcy Court”).

As described in that certain disclosure statement (the “Disclosure Statement”) with respect to the joint plan of reorganization of the Applicants (the “Plan”), filed with the Bankruptcy Court and dated as of August 28, 2003, a copy of which is filed as Exhibit T3E to this Form T-3, the Applicants will issue up to $                     of Convertible Unsecured Loan Stock due 2009 (the “Securities”) under an indenture to be qualified hereby (the “Indenture”) and in accordance with the Deed Polls constituting the CULS, which are incorporated into the Indenture by reference and attached thereto. The Applicants’ obligations with respect to the Securities are guaranteed by Regus Group plc (the “Guarantor”).

In the event that the Plan is confirmed by the Bankruptcy Court and declared effective, the Applicants believe that the issuance of the Securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor, or are issued “principally” in such exchange and “partly” for cash or property. The Applicants believe that the issuance of securities contemplated by the Plan will satisfy the aforementioned requirements.

AFFILIATIONS

3. AFFILIATES.

(a)	Regus plc is the holding company for a number of subsidiaries which are its operating companies. The following is a list of Regus plc’s significant subsidiaries. Unless stated otherwise, Regus plc owns, directly or indirectly, 100% of each of the following entities:

Company	Percentage Owned
Regus Business Centre SA	100
Regus Centres Pty Ltd	100
Regus Business Centre GmbH	100
Skyport Brussels NV	100
Regus Business Centre SA	100
Regus Belgium NV	100
Regus do Brasil Ltda	100

Company	Percentage Owned
Regus Business Centre Ltd	100
Regus Business Centres Canada LP	60
Regus Business Centre Chile Ltda	100
Regus Business Service Co Ltd	95
Regus Business Services (Shanghai) Ltd	100
Regus Colombia Ltda	100
Regus Business Centre sro	100
Regus Copenhagen ApS	100
Regus Business Centre (Egypt)	100
Host Regus Ltd	100
Regus Business Centres (Holdings) Ltd	100
Regus Business Centre Trading Ltd	100
Regus Business Centres (UK) Ltd	42
Regus City Ltd	42
Regus Management Limited	100
Regus (UK) Limited	42
Regus Holdings (UK) Ltd	42
Regus (Manchester) Ltd	42
Regus Business Services Ltd	42
Regus Investments Ltd	100
Park Business Centres Ltd	21
Regus Investments Ltd	100
Regus Finland Oy	100
Regus Paris SA	100
Regus Roissy SA	100
Regus Business Centre GmbH	100
Regus GmbH & Co KG	100
RBC Deutchland GmbH	100
Regus Hellas SA	100
Regus Business Centre Ltd	100
Regus Central Europe Trading and Servicing Ltd	100
Regus Kft	100
Europa Business Centre Ltd	100
Regus Ireland Ltd	100
Regus Finance	100
Regus Franchise International Limited	100
Regus Business Centres Ltd	100
Regus Business Centre Srl	100
Regus Business Centre Italia SpA	65
Regus Japan KK	100
Regus Korea Limited	100
SIA Regus Business Centre	100
Regus Luxembourg SA	100
Regus Centres Sdn Bhd	100
Regus Business Centre SA de CV	100
Regus Services SA de CV	100
Regus Maroc SARL	100
Regus Amsterdam BV	100
Skyport International BV	100
Regus Business Centre BV	100
Regus International Holdings BV	60
Satellite Business Centre Schiphol BV	100
Skyport Business Services NV	100

Company	Percentage Owned
Regus Business Services Ltd	100
Regus Business Centre Oslo AS	100
Regus Business Centre Norge AS	100
Regus Business Centre Ibsen AS	100
Regus Business Centre Skoyen AS	100
Regus Business Centre Nydalen AS	100
Regus Business Centre (Panama) SA	100
Regus Business Centre (Peru) SA	100
Regus Centres Inc	100
Regus Business Centre SP zoo	100
Regus Business Centre Ltda	100
Regus Business Centre (Romania) SRL	100
LLC Regus Business Centre	100
Regus Centres Pte Ltd	100
Regus Business Services Marina Pte Ltd	100
Regus Singapore Business Centre Pte Ltd	100
Regus Business Centre Bratislava sro	100
Regus Business Centre SA	100
Business Centre Gothenburg AB	100
Business Centre Stockholm AB	100
Regus Business Centre (S) SA	100
Regus Business Centre (Tanzania) Ltd	100
Regus Centre (Thailand) Ltd	100
Regus Tunisie SARL	100
Regus Is Merkezi Isletmeciligi Ltd Sirketi	100
Regus Business Centres (Ukraine)	100
Regus Business Centre Corp	100
Regus Crescent Business Centres LLC	50
Regus Duke-Weeks Business Centres LLC	50
Regus Equity Business Centres LLC	50
Stratis Business Centers, Inc	100
Regus Venezuela C.A.	100
Regus Centre (Vietnam) Ltd	100

(b)	Regus Business Centre BV is an indirect wholly-owned subsidiary of Regus plc. Except with respect to the following entities (which are above or adjacent to Regus Business Centre BV in the corporate structure of Regus plc and are not subsidiaries of Regus Business Centre BV), Regus Business Centre BV has the same subsidiaries as Regus plc, and unless stated otherwise, owns, directly or indirectly, 100% of each of the entities named in (a) above:

Company
Regus Investments Limited
Regus Business Centres Holdings (Ltd)
Regus Finance (Ireland)
Regus Franchise International Limited (Ireland)
Regus Equipment Management (Ireland)
Regus GmbH & Co. KG (Germany)
Regus Vervaltungs GmbH (Germany)

(c)	Regus Business Centre Corp. (which is 95% owned by Regus Business Centre BV) owns directly 100% of the following entity:

Company	Percentage Owned
Regus Property Group, Inc.	100

(d)	Certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS.

(a)	The following table sets forth the names of and offices held by all current executive officers of the Applicants.

Regus plc:

Mark Dixon	Chief Executive
Rudolf Lobo	Executive Director
Stephen Stamp	Group Finance Director
John Mlynski	Chief Operating Officer

Regus Business Centre BV:

Mark Dixon	Chief Executive
Rudolf Lobo	Executive Director
Stephen Stamp	Group Finance Director
John Mlynski	Chief Operating Officer

Regus Business Centre Corp.:

Mark Dixon	President and Chief Executive Officer
Rudolf Lobo	Secretary and Treasurer
Robert Gaudreau	Executive Vice President and Assistant Secretary
John Mlynski	Executive Vice President and Chief Operating Officer

(b)	The following table sets forth the names of the members of the board of directors of the Applicants.

Regus plc:

John Matthews	Non-Executive Chairman
Mark Dixon	Director
Rudolf Lobo	Director
Stephen Stamp	Director
Martin Robinson	Non-Executive Director
Roger Orf	Non-Executive Director

Regus Business Centre BV:

John Matthews	Director
Mark Dixon	Director
Rudolf Lobo	Director
Robert Gaudreau	Director

Regus Business Centre Corp.:

Mark Dixon	Director
Rudolf Lobo	Director

The mailing address for each director and executive officer is c/o Regus plc, 3000 Hillswood Drive, Chertsey, Surrey KT16 0RS, England.

5. PRINCIPAL OWNERS OF VOTING SECURITIES.

(a) As of October 2, 2003, the following persons own 10% or more of the voting securities of the Applicants.

With respect to Regus plc:

COL. A	COL. B	COL. C	COL. D
NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	PERCENTAGE OF VOTING SECURITIES OWNED
Paramount Nominees Ltd PO Box 293 20 Farringdon Road London EC1M 3NH England	Common Stock	365,329,286 shares	62.5%
Cantor Fitzgerald Europe One American Square London EC3N 2LS England	Common Stock	112,800,000 shares	19.3%

With respect to Regus Business Centre BV:

COL. A	COL. B	COL. C	COL. D
NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	PERCENTAGE OF VOTING SECURITIES OWNED
Regus Business Centres Holdings Ltd 3000 Hillswood Drive Chertsey, Surrey KT16 0RS England	Common Stock	1,000 shares	100%

With respect to Regus Business Centre Corp.:

COL. A	COL. B	COL. C	COL. D
NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	PERCENTAGE OF VOTING SECURITIES OWNED
Regus Business Centre BV Atrium Tower 11 Strawinskylaan, 3051 1077 ZX Amsterdam, Netherlands	Common Stock	950 shares	95%

(b) Under the Plan, Regus plc intends to implement a change to its corporate structure by putting in place a new holding company, Regus Group plc. The corporate reorganization is proposed to be effected by way of a court-sanctioned scheme of arrangement pursuant to the laws of England and as set forth in detail in the Disclosure Statement attached hereto. Holders of certain claims are entitled to elect whether they will receive a distribution in the form of publicly traded shares of Regus Group plc, convertible debt, or a combination of both shares and convertible debt. Regus plc expects that upon consummation of the Plan, Paramount Nominees Ltd and Cantor Fitzgerald Europe will be issued a number of shares in Regus Group plc that is equal to the number of shares in Regus plc that were previously held by such holders.

UNDERWRITERS

6. UNDERWRITERS.

(a)	Within the three years prior to the date of filing this application, no person acted as underwriter of any securities of the Applicants which were outstanding as of the date of this application.

(b)	No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. CAPITALIZATION.

(a)	As of October 2, 2003, the capitalization of the Applicants is as follows:

With respect to Regus plc:

COL. A	COL. B	COL. C
TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock*	800,000,000	585,120,290 shares

*	2,500,000 warrants have been issued to Leonardo LP and remain outstanding. The price at which the warrants are exercisable is 5 pence per share. The warrants can be exercised at any time until and including February 13, 2005.

With respect to Regus Business Centre BV:

COL. A	COL. B	COL. C
TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock	1,000 shares	1,000 shares

With respect to Regus Business Centre Corp.:

COL. A	COL. B	COL. C
TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock	1,000 shares	1,000 shares

(b)

The voting rights of each class of voting securities referred to in paragraph (a) above are as follows: with respect to Regus plc, each stockholder who is present in person or by proxy shall have one vote for every share of which he is the holder; with respect to Regus Business Centre BV, each stockholder who is present in person or by proxy shall have one vote for every share of which he is the holder; with respect to Regus Business Centre Corp., each stockholder is entitled to one vote for each share of capital stock held by such stockholder which is registered in his name on the record date for the meeting.

INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS.

The Securities will be governed by the Indenture among the Applicants, the Guarantor and Wilmington Trust Company, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice.

The following events are defined as “Events of Default”: (A) an Applicant fails to pay any principal or interest on all of any part of the Securities within one month after the due date for payment therefor; provided, that, during such period, such failure shall not have been remedied by the Guarantor following a demand being made upon the Guarantor; (B) the Guarantor fails to pay any principal or interest within seven days of a demand being made on it; (C) an Applicant and/or the Guarantor fails to duly perform or comply with any material obligation (other than an obligation to pay principal or interest) expressed to be assumed by it in the Deed Polls constituting the CULS and the Indenture or there is a material breach of any Warranty and such failure or breach continues for one month after written notice has been given by any Stockholder requiring remedy thereof; (D) (i) without prejudice to paragraphs (A) and (B) above, the Guarantor or an Applicant fails to pay any indebtedness of the Guarantor or such Applicant (as the case may be) within one month after the due date for payment therefor, or within one month after the date on which it is declared to be or otherwise becomes due and payable by reason of any actual or potential default prior to its specified maturity or within one month after the date on which any creditor of the Guarantor or such Applicant (as the case may be) becomes entitled to declare any such indebtedness due and payable prior to its specified maturity; (ii) the Guarantor or an Applicant (as the case may be) is (or is, or could be, deemed by law or a court to be) insolvent or unable to pay its debts (as defined in section 123 of the Insolvency Act 1986), stops, suspends or threatens to stop or suspend payment of all or any part of its indebtedness or commences negotiations with any one or more of its creditors with a view to the general readjustment or re-scheduling of all or any part of its indebtedness or makes a general assignment for the benefit of, or composition with, its creditors or a moratorium is agreed or declared in respect of, or affecting, all or a material part of its indebtedness; (iii) a distress, attachment, execution or other legal process is levied, enforced or sued out on or against all or any part of the assets of the Guarantor or an Applicant (as the case may be) and is not discharged or stayed within 5 Business Days; and (iv) the Guarantor or an Applicant (as the case may be) takes any corporate action or other steps are taken or legal or other proceedings are started for its winding-up, dissolution or re-organization (other than for the purposes of a bona fide, solvent scheme of reconstruction or amalgamation) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of it or of any or all of its assets provided that it shall not be an Event of Default hereunder if a petition has been served in relation to the winding-up of the Guarantor or an Applicant (as the case may be), and within 5 Business Days of the date on which that petition was served, it is subsequently withdrawn and/or the Guarantor or such Applicant has settled in full any claims in respect of which the petition was served (provided, in either case, that the petition has not been published in the London Gazette); provided, however, that the events referred to in this paragraph (D) shall not be Events of Default if: (a) the Applicant has, prior to the occurrence of any of the events referred to in paragraph (D) above, transferred all or substantially all of its assets (the “Transferred Assets”), to one or a maximum of two other companies within the Group (each a “Transferee”); (b) any such Transferee is a company incorporated in either England and Wales, the United States or the Netherlands; (c) any such Transferee agrees pursuant to the deed of adherence, the form of which is attached as Schedule 5 to the Deed Polls constituting the CULS, upon such transfer, to become a joint and several co-obligor with the Applicant in respect of all of the Applicant’s obligations under the

Deed Poll constituting the CULS and the Indenture, and agrees to be bound by all of the terms and conditions of the Deed Poll constituting the CULS and the Indenture with effect from the date of transfer and the Indenture as if it was the Applicant under the Deed Poll constituting the CULS and the Indenture (and accordingly all of the Events of Default which apply to the Applicant under the Deed Poll constituting the CULS and the Indenture shall also apply to any such Transferee); (d) none of the events referred to in this paragraph (D) have occurred in relation to any such Transferee; and (e) the transfer referred to herein does not in itself result in any Event of Default; (E) if any of the statements made under paragraphs (A), (C), (D), (F) or (G) of Clause 10.1 of the Deed Polls constituting the CULS would be untrue or inaccurate immediately prior to any issue of new Ordinary Shares pursuant to the Deed Polls constituting the CULS and the Indenture (“Issue”) and admission to listing on the Official List of such new Ordinary Shares (“Admission”), with reference to the facts and circumstances then subsisting; (F) immediately prior to Issue or Admission, the Guarantor or an Applicant is involved in any civil, criminal, arbitration, administration or other proceedings in any jurisdiction connected in any way with the Deed Poll constituting the applicable CULS or the Indenture; (G) any event of default occurs under one of the Deed Polls constituting the CULS and the Guarantor fails to serve a Non-Impairment Notice within 5 Business Days of the occurrence of any such event of default under the other Deed Polls constituting the CULS; or (H) the Guarantor fails to serve a Non-Impairment Notice within 5 Business Days of each occurrence of any of the events referred to in (D) above in relation to any Significant Operating Member.

The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to the Securities (unless such default has been cured or waived), give the holders of the Securities notice of such default known to it; provided, that, except in the case of a default in the payment of principal of or interest, if any, on any of the Securities, the Trustee shall be protected in withholding such notice if and so long as a trust committee of the Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

The holders of a majority in principal amount of the Outstanding Securities have the right, subject to certain limitations to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers under the Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of the Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

(b)	Authentication and Delivery of Securities; Application of Proceeds.

Two Officers shall sign the Securities for the Applicants by manual or facsimile signature. If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security is still valid. A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The signature shall be conclusive evidence that the Security has been authenticated under the Indenture. The Trustee shall authenticate the Securities for original issue up to the amount stated in the Indenture. The Trustee may appoint an authenticating agent acceptable to the Applicants to authenticate the Securities. An authenticating agent may authenticate the Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an agent to deal with the Applicants or an Affiliate.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Securities because the Securities will be issued, as part of an exchange, as provided in the Plan.

(c)	Release of Collateral.

The Securities will be direct, unsecured, and unsubordinated obligations of the Applicants and rank pari passu with all other outstanding unsecured and unsubordinated obligations of the Applicants.

(d)	Satisfaction and Discharge.

The Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Securities herein expressly provided for) as to all of the Outstanding Securities, and related Guarantees, and the Trustee, on demand of and at the expense of the Applicants, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when: (a) either (1) all of the Securities theretofore authenticated and delivered (other than (i) the Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (ii) the Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Applicants and thereafter repaid to the Applicants or discharged from such trust, as provided in the Section titled “Money for Security Payments to be Held in Trust”) have been delivered to the Trustee for cancellation; or (2) all such Securities not theretofore delivered to the Trustee for cancellation have become due and payable and the Applicants have irrevocably deposited or caused to be deposited with the Trustee as trust funds in the trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit; (b) the Applicants have paid or caused to be paid all other sums payable thereunder by the Applicants; and (c) the Applicants have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating that all conditions precedent therein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

(e)	Evidence Required to be Furnished by the Applicants to the Trustee as to Compliance with the Conditions and Covenants Contained in the Indenture.

The Applicants shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Applicants, its Subsidiaries and the Guarantor during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating as to each such officer signing such Officers’ Certificate, that to the best of his knowledge, each has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action each is taking or proposes to take with respect thereto). The Officers’ Certificate delivered pursuant to Section 9.5 of the Indenture shall include the signature of the Applicants’ principal executive officer, the principal financial officer or the principal accounting officer.

9. OTHER OBLIGORS.

No entity, other than the Applicants and the Guarantor, is an obligor upon the Securities.

THIS APPLICATION FOR QUALIFICATION COMPRISES —

(a) Pages number 1 to 12, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A-1	Articles of Association of Regus plc, as in effect on the date of filing hereof.

Exhibit T3A-2	Certificate of Incorporation of Regus Business Centre Corp., as in effect on the date of filing hereof.

Exhibit T3A-3	Articles of Association of Regus Business Centre BV, as in effect on the date of filing hereof.

Exhibit T3B-1	Memorandum of Association of Regus plc, as in effect on the date of filing hereof.

Exhibit T3B-2	Bylaws of Regus Business Centre Corp., as in effect on the date of filing hereof.

Exhibit T3B-3	Not applicable

Exhibit T3C	Form of Indenture governing the Deed Polls constituting the CULS

Exhibit T3D	Not applicable

Exhibit T3E	Disclosure Statement with Respect to the Joint Plan of Reorganization of Regus Business Centre Corp., Regus plc, and Regus Business Centre BV

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the 1939 Act

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicants, Regus plc, a corporation organized under the laws of England and Wales, Regus Business Centre BV, a corporation organized under the laws of the Netherlands, and Regus Business Centre Corp., a corporation organized under the laws of the State of Delaware, have duly caused this Application on Form T-3 to be signed on their behalf by the undersigned, thereunto duly authorized, and their seals to be hereunto affixed and attested, all in the City of New York, State of New York, Country of United States, as of the 3rd day of October, 2003.

(Seal)			REGUS PLC

			By:	/s/ R. J. G. Lobo
Name: R. J. G. Lobo
Title: Director

Attest:	By:	/s/ Tim Regan
Name: Tim Regan
Title: Secretary

(Seal)			REGUS BUSINESS CENTRE BV

			By:	/s/ R. J. G. Lobo
Name: R. J. G. Lobo
Title: Director

Attest:	By:	/s/ Tim Regan
Name: Tim Regan
Title: Secretary

(Seal)			REGUS BUSINESS CENTRE CORP.

			By:	/s/ R. J. G. Lobo
Name: R. J. G. Lobo
Title: Director

Attest:	By:	/s/ Tim Regan
Name: Tim Regan
Title: Secretary

Exhibit Index

Exhibit No.	Exhibit

Exhibit 25	Statement of Eligibility and Qualification of the Trustee on Form T-1.

Exhibit T3A-1	Articles of Association of Regus plc, as in effect on the date of filing hereof.

Exhibit T3A-2	Certificate of Incorporation of Regus Business Centre Corp., as in effect on the date of filing hereof.

Exhibit T3A-3	Articles of Association of Regus Business Centre BV, as in effect on the date of filing hereof.

Exhibit T3B-1	Memorandum of Association of Regus plc, as in effect on the date of filing hereof.

Exhibit T3B-2	Bylaws of Regus Business Centre Corp., as in effect on the date of filing hereof.

Exhibit T3B-3	Not applicable

Exhibit T3C	Form of Indenture governing the Deed Polls constituting the CULS

Exhibit T3D	Not applicable

Exhibit T3E	Disclosure Statement with Respect to the Joint Plan of Reorganization of Regus Business Centre Corp., Regus plc, and Regus Business Centre BV

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the 1939 Act